February 17, 2006

VIA EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Brad Skinner, Accounting Branch Chief

RE:	Pegasystems Inc.
Response to Comment Letter dated January 20, 2006
Regarding Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 25, 2005
File No. 001-11859

Ladies and Gentlemen:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 20, 2006 (the “Comment Letter”) to Mr. Christopher Sullivan, Chief Financial Officer and Treasurer of the Company, with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on February 25, 2005 (the “Form 10-K”). Hard copies of this letter are also being delivered under separate cover to Christine Davis and Marc Thomas of the Commission.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements

Significant Accounting Policies

Revenue Recognition, page 38

1. We note your response to prior comment 11. In order for us to further understand your accounting for fixed-price service contracts please address the following:

•	Describe to us the nature and types of services provided under these contracts.

•	Tell us the normal period of service for which you perform under these types of contracts.

•	Your response indicates that the services consist of a series of acts carried out to customer specification. Are these acts subject to customer acceptance or approval and how are you notified that the services have been completed successfully and in accordance with the customer specifications? Are these customer specifications considered to be milestones?

•	Tell us whether the customer is able to utilize the product during the period in which you are performing under these fixed-price service contracts.

•	You reference the 1978 FASB Invitation to Comment, “Accounting for Certain Services Transactions” in your response. Your method appears to utilize a combination of both the proportional performance model and the completed contract method. Tell us how you have considered SAB Topic 13 when determining the authoritative accounting literature to use when accounting for these types of arrangements.

•	For further guidance see pages 37 through 39 in the Division of Corporation Finance Current Accounting and Disclosure Issues Guide at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Describe to us the nature and types of services provided under these contracts.

The Company’s fixed-price professional services are provided to its customers and partners to assist them in implementing the Company’s software. The Company is generally engaged to configure and deploy their software to the customer’s specific business processes. The Company’s professional services are not essential to the functionality of the licensed software, as they do not involve producing new software or customizing or modifying the licensed software.

Tell us the normal period of service for which you perform under these types of contracts.

The normal period of service timeframe varies based on the service contracted by the customer, with typical duration for the Company’s fixed price contracts of two to six months, although contracts have, on occasion, been considerably longer.

Your response indicates that the services consist of a series of acts carried out to customer specification. Are these acts subject to customer acceptance or approval and how are you notified that the services have been completed successfully and in accordance with the customer specifications? Are these customer specifications considered to be milestones?

The Company’s fixed price service contracts typically do not require customer acceptance or approval. Contractual prices and specific services to be rendered are established in advance for fixed-price service arrangements. The series of acts consist of the delivery of the agreed-upon service, as measured in time, direct labor hours. These acts consist of a consultant performing a series of tasks designed to accomplish the project plan related to the agreement. When using the term, “customer specifications”, the Company is referring to the description of the services requested by the customer in the customer’s initial work-order request, which serve as confirmation of the project plan agreed-upon by the Company and its customer. These are not considered customer milestones.

Tell us whether the customer is able to utilize the product during the period in which you are performing under these fixed-price service contracts.

The Company’s software is off-the-shelf software and customers are able to utilize the Company’s products upon delivery and while services are being performed.

You reference the 1978 FASB Invitation to Comment, “Accounting for Certain Services Transactions” in your response. Your method appears to utilize a combination of both the proportional performance model and the completed contract method. Tell us how you have considered SAB Topic 13 when determining the authoritative accounting literature to use when accounting for these types of arrangements.

The Company considered the guidance in Staff Accounting Bulletins, Topic 13, Revenue Recognition which states in part:

Question: When should Company A recognize the service revenue?

Interpretive Response: The staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. In this case, the customer contracted for the on-going activity tracking service, not for the set-up activities. The staff notes that the customer could not, and would not, separately purchase the set-up services without the on-going services. The services specified in the arrangement are performed continuously over the contractual term of the arrangement (and any subsequent renewals). Therefore, the staff believes that Company A should recognize revenue on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.

In this situation, the staff would object to Company A recognizing revenue in proportion to the costs incurred because the set-up costs incurred bear no direct relationship to the performance of services specified in the arrangement. The staff also believes that it is inappropriate to recognize the entire amount of the prepayment as revenue at the outset of the arrangement by accruing the remaining costs because the services required by the contract have not been performed.

The Company’s services are rendered and revenues earned continuously over a period of time. We understand that the use of a revenue recognition model that recognizes revenue as the services are performed under a proportional performance model is an acceptable model when the use of SOP 81-1 is prohibited. Additionally, the Company considered that SAB Topic 13 contemplates revenues recognized should bear a direct relationship to the performance of services specified in the arrangement. As such, the Company uses an input-based approach to apply the proportional performance method with direct labor hours as its input measure, as we believe direct labor hours are a reasonable surrogate of output measures and performance of services under the arrangement. This is because with each hour of service provided, the customer is receiving real contributed (output) value in their project.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6136. Thank you.

Very truly yours,

/s/ Shawn Hoyt
Shawn Hoyt,
General Counsel and Secretary

cc:	Christine Davis, SEC Staff Accountant
Marc Thomas, SEC Senior Staff Accountant
Christopher Sullivan
Robert V. Jahrling, Esq.